UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34988 / August 22, 2023

In the Matter of

POLEN CREDIT OPPORTUNITIES FUND
301 Bellevue Parkway
Wilmington, Delaware 19809

POLEN CAPITAL CREDIT, LLC
1075 Main Street, Suite 320
Waltham, Massachusetts 02451

(812-15472)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT, AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Polen Credit Opportunities Fund and Polen Capital Credit, LLC filed an application on May 31,
2023 and amended on July 10, 2023, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of
the Act; under sections 6(c) and 23(c) of the Act granting an exemption from rule 23c-3 under
the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits
certain registered closed-end management investment companies to issue multiple classes of
shares and to impose asset-based distribution and/or service fees, and early withdrawal charges.

On July 27, 2023, a notice of the filing of the application was issued (Investment Company Act
Release No. 34967). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous
than that of other participants.

Accordingly, in the matter of Polen Credit Opportunities Fund and Polen Capital Credit, LLC (File No. 812-15472),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary